Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Space infrastructure conglomerate Redwire to go public via a SPAC

CNBC

By Michael Sheetz

25 March 2021

KEY POINTS

•	Space infrastructure conglomerate Redwire Space is preparing to go public via a SPAC, the company announced Thursday.

•	Redwire, formed last year by private equity firm AE Industrial Partners, is merging with special purpose acquisition company Genesis Park.

•	“Redwire is kind of the hybrid: We’re offering that middle ground of tremendous flight heritage but also the disruptive technologies,” Redwire Chairman and CEO Peter Cannito told CNBC.

Space infrastructure conglomerate Redwire Space is preparing to go public, announcing Thursday that it is the latest in a string of space firms to merge with a SPAC.

Redwire, formed last year by private equity firm AE Industrial Partners, is merging with special purpose acquisition company Genesis Park, which trades under the ticker GNPK. The deal is expected to close by the end of the second quarter, with the merger resulting in Redwire listing on the New York Stock Exchange.

A SPAC is essentially a shell company that raises money through an initial public offering to acquire another firm.

“When you look around the industry now, you have a lot of the older traditional space players and you have a lot of these new space entrants, many of them are pre-revenue,” Redwire Chairman and CEO Peter Cannito told CNBC.

“Redwire is kind of the hybrid: We’re offering that middle ground of tremendous flight heritage but also the disruptive technologies.”

The company is focused on space infrastructure, which it estimates is currently a $15 billion market.

Redwire’s collection of firms includes technologies such as navigation sensors, solar arrays, deployable structure, in-space manufacturing and robotic arms.

The conglomerate expects to add about $170 million in cash to its balance sheet from the merger. This would include the proceeds from a $100 million PIPE — or private investment in public equity — round, joined by investors Senvest Management and Crescent Park.

The merger values Redwire at a $615 million enterprise valuation, according to the companies. Cannito noted that AE Industrial Partners will “stay significantly invested” following the merger, as its largest single shareholder.

Redwire represents the seventh space venture in the past year to announce a SPAC deal, following Rocket Lab, Spire Global, BlackSky, Astra, AST & Science, and Momentus.

Redwire’s year of acquisitions

Since AE formed Redwire last June, the company has been on a steady spree of acquisitions.

Redwire first acquired satellite component business Adcole Space and aerospace firm Deep Space Systems and then acquired Made In Space, a 3D-printing specialist.

The conglomerate also snapped up satellite technologies firm Roccor, engineering service LoadPath, modular spacecraft builder Oakman Aerospace and satellite mechanisms company Deployable Space Systems.

Altogether, according to Redwire, the combined management teams bring more than 50 years of space experience, with over 150 missions.

“We’ve taken a very differentiated approach to the market here by combining different companies with extraordinary flight heritage,” Cannito said.

These businesses are “used to being that premier mission partner to organizations that are deploying space-based capabilities,” he added, whether those partners are NASA, the Pentagon or others.

Redwire believes more deals may be ahead, Cannito said, noting that going public and “having that public equity as a currency significantly increases our attractiveness as an acquiring platform.”

“This allows us to be opportunistic, to continue our already proven track record of M&A,” Cannito said. “I think we’re going to be looking to do some bigger targets and this gives us the opportunity, with the flexibility to do that as required.”

Over $160 million projected 2021 revenue

Redwire brought in $119 million in revenue last year, which it expects to grow to $163 million in 2021. The company sees that accelerating to more than $1.4 billion in revenue by 2025, which Cannito said is based on its products.

“The dollars may pivot from government to commercial, and then our profile, in terms of our mix of customers, will pivot along with it. So it gives us a lot of staying power. It allows us to be flexible and to adjust and morph as the market changes,” Cannito said.

Redwire is cash-flow positive and expects to see its profitability continue and grow to nearly $200 million in free cash flow by 2025.

“Our strategy is really about being that premier mission partner,” Cannito said.

Cannito also emphasized the reduction in cost of accessing space, as well as the growing number of rocket builders launching to orbit, as an additional catalyst.

“We’re really excited and have a lot of respect for what SpaceX has done with the introduction of economical reusable launch. We’re also excited about all of the other launch providers that have entered into that space and have now, and as a result of the increased competition, driven down the cost of launch. There’s a lot of options now,” Cannito said.

“I believe that there’s a direct correlation between reductions in launch costs and demand for space infrastructure,” he added.

Overall, Cannito pitched his company as a firm that’s in the middle of the space economy, which has grown to more than $420 billion.

“When space wins, Redwire wins,” Cannito said.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.